EXHIBIT 99.e

                                 [SUNBEAM LOGO]


Contacts:       INVESTMENT COMMUNITY        MEDIA
                Marc R. Shiffman            George Sard/Maureen Bailey
                Sunbeam Corporation         Sard Verbinnen & Co.
                (561) 243-2142              (212) 687-8080

                      SUNBEAM TO RESTATE FINANCIAL RESULTS;
         DISCLOSES ADJUSTMENTS FOR 1996, 1997 AND FIRST QUARTER OF 1998

         -- Lenders Agree to Modify Covenants Through April 10, 1999 --

                           --------------------------

     DELRAY BEACH, FL, OCTOBER 20, 1998--Sunbeam Corporation (NYSE: SOC) today announced that the Audit Committee of its Board of Directors, Arthur Andersen LLP, Deloitte & Touche LLP, and Sunbeam's management have completed the previously announced review of the Company's financial statements for 1996, 1997 and the first quarter of 1998. Based on their findings, Sunbeam will restate financial results for a six-quarter period from the fourth quarter of 1996 through the first quarter of 1998.

     Arthur Andersen is Sunbeam's auditor and was its auditor during the periods which were reviewed. Deloitte & Touche was retained as a consultant to assist in the review. On August 6, 1998, Sunbeam announced that it would be necessary to restate results for 1997, the 1998 first quarter and possibly 1996, and that the adjustments, while not then quantified, would be material.

     Sunbeam today said previously issued financial statements generally overstated the loss for 1996, overstated the profits for 1997 and understated the loss for the first quarter of 1998. Sunbeam concluded, based upon its review, that for certain periods revenue was incorrectly recognized (principally "bill and hold" and guaranteed sales transactions), certain costs and allowances were not accrued or were incorrectly recorded (principally allowances for sales returns, co-op advertising, customer deductions and reserves for product liability and warranty expense) and certain costs were incorrectly included in and charged to restructuring, asset impairment and other costs.

     Howard Kristol, Chairman of the Sunbeam Board's Audit Committee, said, "Today's announcement results from an intensive review conducted by the Audit Committee and



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management over a period of nearly four months with assistance from two international accounting firms. We are satisfied that Sunbeam's restated financial results are fairly presented. The Company is putting in place controls and procedures to ensure the integrity of its financial data in the future."

     Jerry W. Levin, President and Chief Executive Officer of Sunbeam, said, "With the restatement behind us, we will now be able to fully focus our efforts on growing the business and restoring profitability. Our financial results for the remainder of 1998 will be negatively affected by significant charges related to operational changes, excess inventory and other non-recurring items. The adjustments being announced today and the charges for this year will be largely non-cash and therefore will not have a significant effect on Sunbeam's liquidity. In addition, an agreement with our lenders to modify covenant requirements through April 10, 1999 will provide financial resources to run our businesses and allow us to meet our obligations."

     Results are being restated as follows:

     1996
     ----

     Sunbeam will restate its fourth quarter 1996 loss from continuing operations to $163.9 million, or $1.98 per share, versus the originally reported loss of $190.4 million, or $2.29 per share. The restated fourth quarter net loss is $215.0 million, or $2.59 per share, versus the originally reported net loss of $234.8 million, or $2.83 per share. The restated 1996 loss from continuing operations is $170.2 million, or $2.05 per share, versus the originally reported loss from continuing operations of $196.7 million, or $2.37 per share. The restated 1996 net loss is $208.5 million, or $2.51 per share, versus the originally reported 1996 net loss of $228.3 million or $2.75 per share. The restated 1996 results from continuing operations include $181.0 million of restructuring, restructuring-related and other one-time pretax charges. Without these items, Sunbeam would have reported income from continuing operations of $10.8 million, or $0.13 per share. In 1996, basic and diluted earnings per share were the same.

     1997
     ----

     Sunbeam will restate 1997 revenue to $1,073.1 million, versus the originally reported $1,168.2 million. Restated 1997 earnings from continuing operations are $52.3 million, or $0.62 per basic share and $0.60 per diluted share, versus the originally reported 1997 earnings from continuing operations of $123.1 million, or $1.45 per basic share and $1.41 per diluted share. The restated 1997 net income is $38.3 million, or $0.45 per basic share and $0.44 per diluted


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share, versus the originally reported 1997 net income of $109.4 million, or
$1.29 per basic share and $1.25 per diluted share. Additionally, 1997 earnings from continuing operations includes approximately $59 million of non-recurring benefit primarily from the reversal of restructuring and certain operating and tax accruals. Excluding these items, Sunbeam would have reported a loss from continuing operations in 1997 of $6.4 million, $0.08 per share.

     FIRST QUARTER 1998
     ------------------

     Sunbeam will restate first quarter 1998 revenue to $247.6 million, versus the originally reported $244.3 million. The loss from continuing operations is restated to $45.5 million or $0.53 cents per share, versus the originally reported loss from continuing operations of $39.0 million or $0.45 per share. The restated first quarter 1998 net loss is $54.1 million, or $0.63 per share, versus the originally reported net loss of $44.6 million, or $0.52 per share. Additionally, the first quarter loss from continuing operations includes $3.0 million of non-recurring benefit from the reversal of an operating accrual. Excluding this item, the loss from continuing operations would have been $48.5 million, or $0.56 per share. Basic and diluted per share results were the same in the period.

     A summary of the effects of the restatement for the relevant periods is attached.

     Within the next several weeks, Sunbeam expects to file with the Securities and Exchange Commission an amended Form 10-K for the year ended December 28, 1997 (which will include restated results for 1996 and 1997) and an amended Form 10-Q for the quarter ended March 31, 1998 (which will include restated results for the quarter ended March 30, 1997.) Shortly thereafter, the Company expects to report results for the second quarter ended June 30, 1998, and for the third quarter ended September 30, 1998 (which will include restated results for the same periods in the prior year.)

     Sunbeam also announced that it has reached an agreement with its lenders to modify covenant requirements in Sunbeam's credit agreement through April 10, 1999. As a result, Sunbeam will continue to have access to its revolving credit facility.

     Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of consumer products under such world-class brands as Sunbeam/registered trademark/, Oster/registered trademark/, Grillmaster/registered trademark/, Coleman/registered trademark/, Mr. Coffee/registered trademark/), First Alert/registered trademark/, Powermate/registered trademark/, Health o meter/registered trademark/, Eastpak/registered trademark/ and
Campingaz/registered trademark/.


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                              CAUTIONARY STATEMENTS

CERTAIN STATEMENTS IN THIS PRESS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE, OR ACHIEVEMENTS OF SUNBEAM TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS DUE TO VARIOUS FACTORS, INCLUDING THOSE SET FORTH UNDER THE CAPTIONS "CAUTIONARY STATEMENTS" IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 1997, AND THE FORM 10-Q FOR THE QUARTER ENDED MARCH 1998, AS SUCH MAY BE AMENDED.


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
                      SUNBEAM CORPORATION AND SUBSIDIARIES
                SUMMARY CONSOLIDATED STATEMENT OF OPERATIONS DATA
 THREE MONTHS ENDED MARCH 31, 1998 AND YEARS ENDED DECEMBER 28, 1997 AND DECEMBER 29, 1996
                       ($ IN 000S EXCEPT PER SHARE DATA)


                                                                                              FISCAL YEARS ENDED
                                               THREE MONTHS ENDED          -------------------------------------------------------
                                                    MARCH 31,                  DECEMBER 28,                DECEMBER 29,
                                                      1998                        1997                        1996
                                            ---------------------------    -------------------------    --------------------------
                                                    (unaudited)

                                            AS PREVIOUSLY       AS          AS PREVIOUSLY      AS       AS PREVIOUSLY     AS
                                                 REPORTED    RESTATED            REPORTED   RESTATED         REPORTED   RESTATED
Net sales                                      $  244,296   $  247,601      $ 1,168,182   $1,073,090      $   984,236    $ 984,236
Cost of goods sold                                211,459      213,828          837,683      830,956          900,573      896,938
Selling, general and administrative
    expense                                        68,841       71,139          131,056      152,653          214,029      221,655
Restructuring and impairment
   (benefit) charge                                   ---          ---              ---      (14,582)         154,869      110,122
                                          -----------------------------------------------------------------------------------------
Operating (loss) earnings                         (36,004)     (37,366)         199,443      104,063         (285,235)    (244,479)
Interest expense                                    5,072        5,073           11,381       11,381           13,588       13,588
Other expense (income), net                         2,367        3,165           (1,218)          12            3,738        3,738
                                          -----------------------------------------------------------------------------------------
(Loss) earnings from continuing
    operations before income taxes                (43,443)     (45,604)         189,280       92,670         (302,561)    (261,805)
Income tax (benefit) expense                       (4,458)        (122)          66,152       40,352         (105,890)     (91,625)
                                          -----------------------------------------------------------------------------------------
(Loss) earnings from continuing
    operations                                    (38,985)     (45,482)         123,128       52,318         (196,671)    (170,180)
Loss from discontinued operations, net                ---          ---          (13,713)     (14,017)         (31,591)     (38,301)
Extraordinary charge                               (5,608)      (8,624)             ---          ---              ---          ---
                                          =========================================================================================
Net (loss) earnings                            $  (44,593)  $  (54,106)     $   109,415   $   38,301      $  (228,262)   $(208,481)
                                          =========================================================================================


(Loss) earnings per share of common
    stock from continuing operations:
                 Basic                         $    (0.45)   $  (0.53)      $      1.45   $     0.62      $     (2.37)   $   (2.05)
                                          =========================================================================================
                 Diluted                       $    (0.45)   $  (0.53)      $      1.41   $     0.60      $     (2.37)   $   (2.05)
                                          =========================================================================================


Net (loss) earnings per share of
    common stock:
                 Basic                         $   (0.52)    $  (0.63)      $      1.29   $     0.45      $     (2.75)   $   (2.51)
                                          =========================================================================================
                 Diluted                       $   (0.52)    $  (0.63)      $      1.25   $     0.44      $     (2.75)   $   (2.51)
                                          =========================================================================================

Average number of common and
    common equivalent shares
    outstanding:
                 Basic                            86,390       86,390            84,945       84,945           82,925       82,925
                                          =========================================================================================
                 Diluted                          86,390       86,390            87,542       87,542           82,925       82,925
                                          =========================================================================================
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